                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

               For the month of         March              , 2005     .
                               -----------------------------------------

 Waterford Wedgwood plc                Waterford Wedgwood U.K. plc
-------------------------------------------------------------------------------
                 (Translation of Registrants' Name Into English)

                    Kilbarry, Waterford, Republic of Ireland
                  ---------------------------------------------
                   Barlaston, Stoke-On-Trent, ST12 9ES England
                  ---------------------------------------------

                                    -------
                    (Address of Principal Executive Offices)

       Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F  X       Form 40-F
                 ---                ---

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

       Indicate by check mark whether by furnishing the information contained in this Form, the registrants are also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                            Yes      No  X
                                                               ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------

Table of Contents

Regulatory announcements

21 October 2004                 Re: AGM
26 October 2004                 Re: Holding in Company
08 November 2004                Notification of Results
09 November 2004                Correction: Notice of results
18 November 2004                Notice of results
22 November, 2004               PUBLICATION OF NOTICE OF EXTRAORDINARY GENERAL MEETING AND DOCUMENT AVAILABILITY
07 January 2005                 SCHEDULE 5 BLOCKLISTING SIX MONTHLY RETURN
12 January 2005                 SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
12 January 2005                 A Letter from Matheson Ormsby Prentice dated 11 January 2005 to Waterford Wedgwood Plc, received by Waterford Wedgwood Plc 11 January 2005
28 January 2005                 Recommended Cash Offer by Lazard & Co., Limited and, in the United States, by Waterford Wedgwood
                                U.K. plc) on behalf of Waterford Wedgwood U.K. plc for Royal Doulton plc COMPULSORY ACQUISITION OF
                                OUTSTANDING ROYAL DOULTON PLC SHARES
01 February 2005                Re: Holding in Company
01 February 2005                Re: Waterford Wedgwood Plc - Resignation of Director
03 February 2005                Amendment Re: Holding in Company

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                          WATERFORD WEDGWOOD plc

Date:    March 3, 2005                            /s/    PATRICK DOWLING
                                                  ------------------------------

                                                  Name: Patrick Dowling
                                                  Title: Secretary

                                                     WATERFORD WEDGWOOD U.K. plc

Date:    March 3, 2005                            /s/    PATRICK DOWLING
                                                  ------------------------------

                                                  Name: Patrick Dowling
                                                  Title: Secretary

Waterford Wedgwd/Wtfd Wedgwd UK PLC
21 October 2004

Waterford Wedgwood plc

21 October 2004

Re: AGM

All the resolutions were passed at the AGM held today.

Regards

Rosemary Murphy

Waterford Wedgwood plc

Group Company Secretary's Office

1/2 Upper Hatch St

Dublin 2

Tel:  353 1 478 1855

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
            The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
26 October 2004

Waterford Wedgwood Plc

26 October 2004

Re: Holding in Company

A letter from Waterford Wedgwood Plc dated 26 October 2004 to the Irish Stock
Exchange, received by the Irish Stock Exchange on the 26 October 2004.

26 October 2004

Re:      Notification of VHC Partners LLP

            Section 81, Companies Act 1990

Dear Sirs

Please be advised that we were notified after business hours on Friday 22nd
October, 2004 that VHC Partners LLP no longer controls a notifiable interest in
Waterford Wedgwood plc.

Yours faithfully

/s/ Patrick Dowling
-----------------

Patrick Dowling

GROUP COMPANY SECRETARY

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
08 November 2004

                             Waterford Wedgwood plc

                             Notification of Results

Waterford Wedgwood plc will be announcing interim results for the six months to
30 September 2004 on Thursday 11 November 2004.

                                                                 8 November 2004

ENQUIRIES:

College Hill (Investor Relations)                     Tel: + 44 (0) 207 457 2020
Kate Pope

Powerscourt (UK Media)                                Tel: + 44 (0) 20 7236 5619
Rory Godson

Dennehy Associates (Irish Media)                      Tel: + 353 (1) 676 4733
Michael Dennehy

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
09 November 2004

                             Waterford Wedgwood plc

                          Correction: Notice of results

With regard to yesterday's announcement concerning Waterford Wedgwood interims, the results will not be issued on November 11 as previously advised. The results will be issued shortly thereafter.

Powerscourt (UK and International Media) + 44 (0) 20 7236 5619
Rory Godson/John Murray

Dennehy Associates (Irish Media) + 353 (1) 676 4733
Michael Dennehy

College Hill (Investor Relations) + 44 (0) 7798 843276
Kate Pope/Mark Garraway

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
18 November 2004

                             Waterford Wedgwood plc

Notice of results

Waterford Wedgwood plc will be announcing interim results for the six months to
30 September 2004 on Friday 19 November 2004.

Powerscourt (UK and International Media)         + 44 (0) 20 7236 5619
Rory Godson/John Murray

Dennehy Associates (Irish Media)                 + 353 (1) 676 4733
Michael Dennehy

College Hill (Investor Relations)                + 44 (0) 7798 843276
Kate Pope/Mark Garraway

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
22 November 2004

22 November, 2004

WATERFORD WEDGWOOD PLC ('Waterford Wedgwood' or 'the Company')

PUBLICATION OF NOTICE OF EXTRAORDINARY GENERAL MEETING AND DOCUMENT AVAILABILITY

Waterford Wedgwood announces that a document giving notice of an extraordinary general meeting has been posted to shareholders (the 'Circular').

The Circular convenes an Extraordinary General Meeting of the Company to be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m.
on 14 December, 2004 (the 'EGM') at which the resolutions to approve a waiver granted by the Irish Takeover Panel in respect of the underwriting arrangements relating to the Rights Issue (details of which were previously announced), and to approve an increase in the authorised share capital of the Company, and associated allotment authorities and disapplication of rights of pre-emption are proposed, each to facilitate the Rights Issue.

Document Availability

A copy of the Circular, and of the form of proxy for use at the EGM, has been submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

Tel: + 353 1 6174200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.

Tel: + 44 207 066 1000

ENDS

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
07 January 2005

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Waterford Wedgwood plc

2. Name of scheme

Waterford Wedgwood Group SAYE Share Option Scheme

3. Period of return:

From      1/07/04                                    To     31/12/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

751,318 stock units each comprising one ordinary share in Waterford Wedgwood plc and one income share in Waterford Wedgwood UK plc

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

751,318

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,000,000 admitted in March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

996,987,229

Contact for queries

Name             Rosemary Murphy

Address          1/2  Upper Hatch Street

                 Dublin

Telephone        01 478 1855

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Waterford Wedgwood plc

2. Name of scheme

Waterford Wedgwood plc Executive Share Option Scheme

3. Period of return:

From      1/07/04                                    To     31/12/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,104,300 stock units each comprising one ordinary share in Waterford Wedgwood plc and one income share in Waterford Wedgwood UK plc

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

1,104,300

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,000,000 stock units listed in December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

996,987,229

Contact for queries

Name             Rosemary Murphy

Address          1/2  Upper Hatch Street

                 Dublin

Telephone        01 478 1855

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
12 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

David Sculley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sculley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

1,030,896

8. Percentage of issued class

0.0388%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

2,259,077

16. Total percentage holding of issued class following this notification

0.085%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

John Foley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

John Foley

Joint Account with Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Foley - 80,327

Joint Account with Spouse - 85,205

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

John Foley - 77,640

Joint Account with Spouse - 142,008

8. Percentage of issued class

0.0083%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

John Foley - 157,967

Joint Account with Spouse - 227,213

16. Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Kevin McGoran

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kevin McGoran

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

148,476

8. Percentage of issued class

0.0056%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

237,562

16. Total percentage holding of issued class following this notification

0.009%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of secretary

Patrick Dowling

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick Dowling

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

512,516

8. Percentage of issued class

0.019%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

849,269

16. Total percentage holding of issued class following this notification

0.032%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Pat Molloy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Pat Molloy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

212,116

8. Percentage of issued class

0.008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

339,386

16. Total percentage holding of issued class following this notification

0.0128%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Redmond O'Donoghue

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Redmond O'Donoghue

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Redmond O'Donoghue - 389,254

Spouse - 1,963

Joint Account with Spouse - 1,314,846

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

Redmond O'Donoghue - 648,756

Spouse - 3,271

Joint Account with Spouse - 2,191,410

8. Percentage of issued class

0.107%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

Redmond O'Donoghue - 1,038,010

Spouse - 5,234

Joint Account with Spouse - 3,506,256

16. Total percentage holding of issued class following this notification

0.17%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Sam Michaels

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sam Michaels

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

424,255

8. Percentage of issued class

0.016%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

678,798

16. Total percentage holding of issued class following this notification

0.0255%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Tony O'Reilly, Jnr

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tony O'Reilly, Jnr

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

113,905

8. Percentage of issued class

0.0043%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

182,248

16. Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/ Patrick Dowling
--------------------

Date of Notification

11th January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

Dr F A Wedgwood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Dr F A Wedgwood

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr F A Wedgwood - 575,949

Spouse - 207,326

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under 5 for 3 Rights Issue

7. Number of shares / amount of stock acquired

Dr F A Wedgwood - 959,915

Spouse - 0

8. Percentage of issued class

0.036%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

(Euro Dollar)0.06

13. Date of transaction

7th January 2005

14. Date company informed

11th January 2005

15. Total holding following this notification

Dr F A Wedgwood - 1,535,864

Spouse - 207,326

16. Total percentage holding of issued class following this notification

0.0656%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph: 01 478 1855

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary

/s/Patrick Dowling
--------------------

Date of Notification

11th January 2005

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
12 January 2005

Waterford Wedgwood Plc

12 January 2005

A Letter from Matheson Ormsby Prentice dated 11 January 2005 to Waterford
Wedgwood Plc, received by Waterford Wedgwood Plc 11 January 2005.

11 January 2005

Group Company Secretary

Waterford Wedgwood Plc &

Waterford Wedgwood UK Plc

(individually and collectively 'WW')

1/2 Upper Hatch Street

Dublin 2

The Irish Stock Exchange Ltd

Anglesea Street

Dublin 2

Our Ref                                Your Ref
11 January 2005
POD/ACB

Dear Sirs

MR PETER JOHN GOULANDRIS AND OTHERS

IRISH COMPANIES ACT 1990 PART IV AND UK COMPANIES ACT 1985 PART X

NOTIFICATION OF INTEREST IN STOCK UNITS OF AND IN WATERFORD WEDGWOOD PLC /
WATERFORD WEDGWOOD UK PLC- ORDINARY SHARES OF EURO(Euro Dollar)0.06 EACH IN
WATERFORD WEDGWOOD PLC AND INCOME SHARES OF STG(pound)0.01 IN WATERFORD WEDGWOOD
UK PLC ('WW UNITS')

Capacity of this firm

We are the duly authorised agents of all the persons whose names and addresses are set out in the schedule to this letter (the 'Notifying Parties').

Purpose of this letter

The purpose of this letter is:

o     In fulfilment of the obligation imposed by Section 53 of the Irish
Companies Act, 1990 and Section 324 of the UK Companies Act 1985 to notify WW of interest in WW Units of those notifying parties who are directors of WW; and

o     In fulfilment of the obligation imposed by Section 67 of the Irish
Companies Act, 1990 and Sections 198 to 208 of the UK Companies Act 1985 to
notify WW of the interest of notifying parties and the interest of persons with whom they may be considered to be acting (within the meaning of Section 73 of the Companies Act 1990) in WW Units; and

o     In fulfilment of any other obligation imposed by law or regulation to disclose to the addressees of this letter any of the information contained in
it.

Notifying Party                  Number of WW Units in which       Registered holder(s)
                                 interest exists

Peter John Goulandris            90,884,133                        Albany Hill Limited

                                 92,013,768                        Araquipa International Limited

                                 31,224,237                        Cressborough Holdings Limited

                                 437,813,178                       Stoneworth Investment Limited

Stoneworth Investment Limited    437,813,718                       Stoneworth Investment Limited

Yours faithfully

MATHESON ORMSBY PRENTICE

                                    SCHEDULE

                               Notifying Parties

Peter John Goulandris, PO Box CB 12379, Nassau, Bahamas

Albany Hill Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Araquipa International Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Cressborough Holdings Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Stoneworth Investment Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Group Company Secretary

Waterford Wedgwood Plc &

Waterford Wedgwood UK Plc

(individually and collectively 'WW')

1/2 Upper Hatch Street

Dublin 2

The Irish Stock Exchange Ltd

Anglesea Street

Dublin 2

Our Ref                                Your Ref
11 January 2005
POD/ACB

Dear Sirs

SIR ANTHONY O'REILLY, LADY O'REILLY AND OTHERS

IRISH COMPANIES ACT 1990 PART IV AND UK COMPANIES ACT 1985 PART X

NOTIFICATION OF INTEREST IN STOCK UNITS OF AND IN WATERFORD WEDGWOOD PLC /
WATERFORD WEDGWOOD UK PLC - ORDINARY SHARES OF EURO(Euro Dollar)0.06 EACH IN
WATERFORD WEDGWOOD PLC AND INCOME SHARES OF STG(pound)0.01 IN WATERFORD WEDGWOOD
UK PLC ('WW UNITS')

Capacity of this firm

We are the duly authorised agents of all the persons whose names and addresses are set out in the schedule to this letter (the 'Notifying Parties').

Purpose of this letter

The purpose of this letter is:

o      In fulfilment of the obligation imposed by Section 53 of the Irish
Companies Act, 1990 and Section 324 of the UK Companies Act 1985 to notify WW of interest in WW Units of those notifying parties who are directors of WW; and

o      In fulfilment of the obligation imposed by Section 67 of the Irish
Companies Act, 1990 and Sections 198 to 208 of the UK Companies Act 1985 to
notify WW of the interest of notifying parties and the interest of persons with whom they may be considered to be acting (within the meaning of Section 73 of the Companies Act 1990) in WW Units; and

o      In fulfilment of any other obligation imposed by law or regulation to disclose to the addressees of this letter any of the information contained in
it.

Notifying Party                          Number of WW Units in which       Registered holder(s)
                                         interest exists

Sir Anthony O'Reilly and Lady O'Reilly   90,884,133                        Albany Hill Limited

                                         2,277,013                         Indexia Holdings Limited

                                         437,813,178                       Stoneworth Investments Limited

Stoneworth Investment Limited            437,813,178                       Stoneworth Investment Limited

Yours faithfully

MATHESON ORMSBY PRENTICE

                                    SCHEDULE

                                Notifying Parties

Sir Anthony O'Reilly, Lissadel, Lyford Cay, Nassau, Bahamas

Lady O'Reilly, Lissadel, Lyford Cay, Nassau, Bahamas

Albany Hill Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Wirrel Investments Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Balinae Enterprises Corp, Trident Trust Company Ltd, Trident Chambers, PO Box
146, Road Town, Tortola, British Virgin Islands

Stoneworth Investment Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Indexia Holdings Limited, 58 Arch, Markarios 111 Avenue, Irish Tower, 6th Floor,
Flat 602, Nicosia, Republic of Cyprus

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                      This information is provided by RNS

             The company news service from the London Stock Exchange
EGCGDBLXBGGUD

Waterford Wedgwd/Wtfd Wedgwd UK PLC
28 January 2005

28 January 2005

  Not for release, publication or distribution in or into Canada, Australia or
Japan
                             Recommended Cash Offer
                                       by
                              Lazard & Co., Limited
           (and, in the United States, by Waterford Wedgwood U.K. plc)
                                  on behalf of
                           Waterford Wedgwood U.K. plc
                                       for
                                Royal Doulton plc

           COMPULSORY ACQUISITION OF OUTSTANDING ROYAL DOULTON PLC SHARES

On 17 January 2005 Waterford Wedgwood U.K. plc ('Waterford Wedgwood UK')
announced that the recommended cash Offer to acquire the entire issued and to be issued ordinary share capital of Royal Doulton plc ('Royal Doulton'), other than
(i) any Royal Doulton Shares held, or which become held, in treasury by Royal
Doulton; and (ii) the 70,339,352 Royal Doulton Shares already owned by the
Waterford Wedgwood Group, (the 'Offer') had been declared unconditional in all respects.

As at 3.00 p.m. on 18 January 2005 Waterford Wedgwood UK had received valid acceptances in respect of 237,741,559 Royal Doulton Shares, representing approximately 90.73 per cent. in value of the Royal Doulton Shares to which the
Offer relates.

Consequently, Waterford Wedgwood UK is today implementing the procedure under sections 428 to 430F of the Companies Act 1985, as amended, to acquire compulsorily all of the outstanding Royal Doulton Shares which it does not already hold or has not already acquired, contracted to acquire or in respect of which it has not already received valid acceptances.

The Offer, as set out in the Offer Document, will remain open for acceptance until further notice.

Further to the announcement by Waterford Wedgwood UK on 17 January 2005, application has now been made to the UK Listing Authority and the London Stock
Exchange for the cancellation of admission to listing and admission to trading of Royal Doulton Shares. This cancellation will be effective on 15 February
2005.

This announcement should be read in conjunction with the Offer Document dated 15
December 2004. Terms defined in the Offer Document have the same meaning in this announcement.

Lazard & Co., Limited, which is regulated in the United Kingdom by the Financial
Services Authority, is acting for Waterford Wedgwood and Waterford Wedgwood UK in connection with the Offer and no one else and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in connection with the Offer.

The Offer is not being made, directly or indirectly, in or into Canada,
Australia or Japan. Accordingly, copies of this announcement, the Offer
Document, the Form of Acceptance and other related documents are not being, and must not be, mailed or otherwise distributed or sent (directly or indirectly)
in, into or from Canada, Australia or Japan.

The availability of the Offer to Royal Doulton Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions.
Royal Doulton Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

ENQUIRIES

Lazard & Co., Limited             Nicholas Shott      Tel: +44 20 7187 2000
                                  David Reitman

Powerscourt (UK/International)    Rory Godson         Tel: +44 20 7236 5615
                                                      Tel: +44 7909 926 020

Dennehy Associates (Ireland)      Michael Dennehy     Tel: +353 1 676 4733
                                                      Tel: +353 87 255 6923

                       This information is provided by RNS
             The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
01 February 2005

Waterford Wedgwood plc

01st February 2005

Re: Holding in Company

A letter from Bank of Ireland Securities Services Limited dated 01st February
2005 to the Irish Stock Exchange, received by the Irish Stock Exchange on the
1st February 2005.

In Compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 31-Jan-2005, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish
Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name                      Issued Share     Current Holding    Current %Holding     Threshold %Crossed
                                Capital

Waterford Wedgwood Ord Stock    996,987,229      306,531,807        30%                   25%

Risk & Compliance Unit

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
            The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
01 February 2005

Waterford Wedgwood Plc

February 1st 2005

Re: Waterford Wedgwood Plc - Resignation of Director

Dear Sirs,

We wish to notify you that Mr Sam Michaels has today resigned as a Non-Executive
Director of Waterford Wedgwood Plc.

Yours faithfully

/s/ Patrick Dowling

Patrick Dowling
----------------

Group Company Secretary's Office

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
            The company news service from the London Stock Exchange

Waterford Wedgwd/Wtfd Wedgwd UK PLC
03 February 2005

The following replaces the announcement released on the 01 February 2005 at
10.55 RNS No:0426I . The share capital amount was advised as 996,987,229 instead of 2,658,632,610 and therefore both the Current % Holding and the Threshold %
Crossed were advised in error as 30% and 25% respectively. The full amended text appears below, all other information remains unchanged.

Waterford Wedgwood plc

01st February 2005

Re: Holding in Company

A letter from Bank of Ireland Securities Services Limited dated 01st February
2005 to the Irish Stock Exchange, received by the Irish Stock Exchange on the
1st February 2005.

In Compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 31-Jan-2005, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish
Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name                      Issued Share     Current Holding      Current%Holding     Threshold %Crossed
                                Capital

Waterford Wedgwood Ord Stock    2,658,632,610    306,531,807          11%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of
Ireland Group clients.

Sarah MacDonald

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

                       This information is provided by RNS
             The company news service from the London Stock Exchange